Exhibit 99.1

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Skeena Closes Sale of Royalty on Eskay Creek for C$27 Million

Vancouver, BC (January 3, 2023) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce that the Company has closed a royalty sale (the “Royalty Transaction”) with Franco-Nevada Corporation (“Franco-Nevada”) pursuant to which Skeena granted a 0.5% net smelter returns royalty (“NSR”) on the Eskay Creek gold-silver Project (“Eskay Creek” or the “Project”) to Franco-Nevada in exchange for a closing cash consideration of C$27 million and contingent cash consideration of C$1.5 million. As highlighted in the Company’s September 26, 2022 news release, Skeena repurchased this 0.5% NSR from Barrick Gold Corporation after it was initially granted in connection with the acquisition of Eskay Creek.

The Royalty Transaction was signed and closed concurrently on December 30, 2022. In connection with this transaction, Skeena terminated Franco-Nevada’s right of first refusal to purchase a 0.5% NSR on Eskay Creek, which right was granted to Franco-Nevada on December 24, 2021.

The net proceeds of the Royalty Transaction will be used by the Company to fund exploration and development activities at Eskay Creek and for general administration and corporate purposes.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an open-pit average grade of 4.00 g/t AuEq, an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag. Skeena is currently continuing exploration drilling at Eskay Creek.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward- looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward- looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, the AIF dated March 31, 2022, the base shelf prospectus dated November 11, 2020, the prospectus supplement to the Company’s base shelf prospectus dated September 20, 2022 and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward- looking statements except as required by applicable securities laws.